October 10, 2006
Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn:  Mr. Timothy Geishecker

RE:      TETRAGENEX PHARMACEUTICALS, INC.
         AMENDMENT NUMBER ONE TO REGISTRATION STATEMENT ON FORM SB-2 FILED ON AUGUST 14, 2006
         FILE NUMBER 333-134987

Dear Mr. Geishecker:

We are in receipt of your letter dated September 7, 2006 and hereby respond as follows (our responses have been numbered to coincide with your comments), please note that in your comment letter you appear to have inadvertently numbered your comments from 21 to 24 omitting 22, therefore our response corrects it:

GENERAL

1. It would appear that the warrants were exercisable after the 2004 warrant exchange. If this is true, provide your analysis as to how the offer of the underlying common stock to the warrant holders was exempt from registration. If the warrants were not exercisable after the warrant exchange, direct the staff to the specific language in the warrant agreement covering when the warrants would become exercisable. SEC the Manual of Publicly Available Telephone interpretations at http://www.sec.gov/iiiterps/telephone/html.

RESPONSE 1: The Company had fought hard to preserve the interest of the equity holders while emerging from bankruptcy in February 2004. The Company contacted every person who acquired warrants in the Company in various private placements over the years (all of which were made to accredited investors) or received them for services rendered on behalf of the Company or its predecessor. These warrants were set to expire within one (1) year, and in order to reward the investors for being loyal to the Company and providing them with an opportunity to realize their investment the Company took the following approach; it went through great efforts to contact each warrant holder. They first asked for confirmation that each warrant holder was an accredited investor, as defined in Regulation D. Those that represented that they were accredited investors they gave a choice to replace their warrants that were set to expire with one of two forms of warrants. For those who did not respond or were not accredited (which was


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less than 35 persons) the Company exchange the warrants for a warrant with a longer exercise period. As previously noted, the Company had went to great lengths to provide people whom have historically funded the Company the opportunity to benefit from their investment and accordingly did not eliminate the equity interest during the bankruptcy process. At the same time, the Company realized that it needed to clean up its capital structure and simplify its warrant terms. We believe that the offer of those warrants was made in compliance with a Regulation D offering. Please note that the Company has had a prior relationship with all of the investors. Please refer to page 42 under the Section titled Description Of Securities where we have incorporated a Roll Forward Schedule summarizing the options and warrants.

As per the telephone interpretation we do not see any conflicting issues with our offering under Regulation D. We do not believe the Manual of Publicly Available Telephone Interpretations is applicable to our transaction. The Company emphasizes that it did not make any general solicitation and believe that the warrant exchange was a valid private placement under Regulation D.

FRONT OF REGISTRATION STATEMENT AND FRONT COVER OF PROSPECTUS

2. You deleted the Form type from the front page. Reinsert the "Form SB-2" so that the investor knows the form on which you file your registration statement.

RESPONSE 2: Please note that we have reinserted the required type "Form SB-2" on the front page.

3. You disclose that the registration statement relates to the registration of 26,879,700 shares of common stock of which 11,495,620 shares are outstanding and 13,225,755 of which are reserved for future issuance as follows:

7,374,021 shares issuable upon exercise of warrants; and 7,999 253 shares issuable upon exercise of options.

Note the total of the shares issuable is 15,373,280, which does not agree with the 13,225,755 disclosed- Revise accordingly.

RESPONSE 3: The document has been amended to reflect the current registration of 32,468,132 shares of which 17,776,977 are reserved for future issuance as followed: 9,777,724 shares issuable upon exercise of warrants and 7,999,253 shares issuable upon the exercise of options. The Company and counsel apologize for the inconsistency.

4. We note that you do not disclose the legend required by item 501 (a)(7) of Regulation S-B. Revise to include the legend

RESPONSE 4: As per your comment please find the proper legend required by Item 501 (a)(7) of regulation S-B on page 1.

5. The amount of shares to be registered does not total 26,879,700 but rather 26,868,900, and footnotes 4, 5, 6 and 7 are not consistent with the numbers above. Revise accordingly.

RESPONSE 5: The amount of shares to be registered totals 32,468,132 and is now consistent with footnotes 4, 5, 6 and 7. See Table of Contents on page 2.

6. We note your response to prior comment number 6; however, we see no discussion on page 12 regarding the determination of the offering price. Your table of contents lists the determination of the offering price, but the discussion does not appear in your registration statement. Revise to include a discussion regarding the determination of the offering price.

RESPONSE 6: The shares offered by the selling security holders will be sold at $1.65 per share until our shares of common stock are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The valuation of the initial offering price is based on the exercise price of the warrants issued in our last private placement. It has been explained on page 1, and page 14 of the Registration Statement, under "DETERMINATION OF OFFERING PRICE".

BANKRUPTCY, PAGE 4

7. We note your response to prior comment number 12; revise to provide the factual circumstances upon which you relied for exemptions in placing your securities with shareholders. We note disclosure regarding placing your securities, including but not limited to, on pages 4, 16, 17, 38, 39,II-2 and II-3.

RESPONSE 7: The funds were raised pursuant to a private placement under Rule 506 of Regulation D. Such disclosure has been corrected and is reflected with a further explanation provided in page II-2 under Item 26 of this registration statement. Please note that the Company did not rely on Section 1145 of the U.S. Bankruptcy code in the issuance of any securities.

RISK FACTORS. PAGE 7

8. We note your response to prior comment number 13; however, you still have language discussing your inability to provide assurance that a specific risk will not occur. Revise to remove such language, including but not limited to, on pages 10 and 12.

RESPONSE 8: As per your comment we have corrected the language and eliminated any language discussing our inability to provide assurances, see pages 10 and 12.

EXECUTIVE COMPENSATION. PAGE 34

9. We note your response to prior comment number 33; however, we did not locate the table for options/SARs. Revise accordingly, or direct us to what page in your disclosure the table is located.

RESPONSE 9: The table for options/SARs has been updated and incorporated on page 39 under the Section titled "Security Ownership of Certain Beneficial Owners and Management". The Company and counsel apologize for the omission.

CHANGE IN AUDITORS, PAGE 40

10. We have reviewed your revised disclosures in response to comment 27 of our letter dated July 7, 2006. We note your independent auditors were "replaced" in accordance with your rotation of independent auditors policy. Revise to state, if correct, that your independent auditors were "dismissed" as required by Item 304(a)(I)(i) of Regulation S-B include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your filing.

RESPONSE 10: Please note that we have corrected the language as stipulated under
Item 304(a)(I)(i) of Regulation S-B. We properly use the word "dismissed" instead of "replaced", see page 40.

COMMON STOCK PURCHASE WARRANTS AND OPTIONS, PAGE 41

11. We note that the sum of the warrants on page 41 of 6,888,712, 3,359,168 and 559,267 exceeds the sum of the warrants in the front of the registration STATEMENT of 4,969,389, 2,048,678 and 355,960. Revise to reconcile and supplementally explain the difference.

RESPONSE 11: The number of warrants outstanding on page 41 has been corrected and the aggregate amount is 7,046,321, 3,359,168 and 559,267. Please be aware that we are not registering the entire amount of shares and warrants outstanding on this registration statement and therefore, it is not intended to be consistent with the amount listed on the front of the registration statement as outstanding. Since certain people did not respond to our requests for additional information, we are unable to determine whether or not certain holders are broker dealers or affiliates of broker dealers as required by the commission. Therefore, until the holders of those warrant holders provide us with the requested information, we have chosen not to include their shares/warrants under this Registration Statement.

SELLING SECURITY-HOLDERS, PAGE 41.

12. We note your response to prior comment number 29; however, we did not locate confirmation that the sellers purchased the stock in the ordinary course of business. Revise to confirm

RESPONSE 12: We have added a statement on the top of page 44 indicating that the shares and warrants were obtained in the ordinary course of business

13 We note your response to prior comment number 34, Direct us to where in your disclosure you have described how the selling shareholders acquired the shares.

RESPONSE 13: As per you comment we have indicated that the shares were all acquired in the ordinary course of business on page 44.

14. We note that the totals for warrant on page 70 and for options on page 77 do not agree with the disclosure in the front of the registration statement. Revise accordingly and supplementally explain.

     RESPONSE 14: The warrants on page 70 and options on page 77 now conform with the disclosure on the front of the registration statement. We apologize for the totals not being updated properly to reflect the additional warrants and options being registered. Also, please see our response to comment 11, wherein we confirm the reason for the difference in what we are registering as compared to what is outstanding.

PLAN OF DISTRIBUTION, PAGE 79

15. We note your response to prior comment number 35. We do not see how the new disclosure on pages 79 and 80 relate to Rule 3a4-1 of the Exchange Act. If Rule 3a4-1 does not apply, respond accordingly.

RESPONSE 15: As discussed with Mr. Geishecker, we have reviewed Rule 3a 4-1 and do not find it applicable. In this filing, no associated person of the Issuer shall be deemed to be a broker as none of such associated persons is subject to statutory disqualifications nor are any of such associated persons being compensated directly or indirectly on transactions in the securities, nor are any of such individuals currently an associated person of a broker or dealer.

In addition, all offers and sales of securities being registered for the associated person shall be made through a registered broker dealer. Each of such associated persons primarily performs substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities. See page 79.



FINANCIAL STATEMENTS

GENERAL

16. Please note the Updating requirements of Item 310(g) of Regulation S-B.

RESPONSE 16: As per the requirements of Item 310 (g) we have incorporated our quarter ended June 30, 2006 financial statement with this amended Registration Statement.

17. Include an updated consent of the independent auditors in the pro-effective amendment.

RESPONSE 17: As per your request we have attached the updated consent of the independent auditors, See Exhibit 23.1

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT), PAGE F-4.

18. We have reviewed your response to comment 40 of our letter dated July 7, 2006. In that response you referred us to Appendix B for journal entries related to the Class D Preferred Stock transactions. We were unable to locate the Appendix and related journal entries. Please provide us with these items.

RESPONSE 18: The journal of entries as been included on page 41 of the Amended Registration Statement.

NOTE 1-THE COMPANY, PAGE F7

19. We have reviewed your response comment 41 of our letter dated July 7,2006 We note the Company was acting as a Comfort Research Organization during the 1990s and that you considered revenues from that business when determining whether the Company should be identified as a development stage enterprise Please tell us how you considered whether your existing business, the creation and development of a portfolio of proprietary pharmaceutical products is a new business, and therefore separate from your previous business. If you believe your existing business is a new business, please tell us how you determined you do not meet the criteria in paragraph 8 of SFAS 7 to qualify us a development stage enterprise. If applicable, please revise your filing to disclose the information required by paragraphs 11 and 12 of SFAS 7.


RESPONSE 19: The reason we do not feel we are considered a development stage enterprise is, based on our relationships as a Contract Research Organization, we received revenue for performing services. We also received some revenue stream from licensing out our lead compound Nemifitide. In 1996 we entered into a licensing agreement with Prodespfarma, S.A., whom has agreed to pay the aggregate sum of $250,000 for the rights to Nemifide in Spain and Portugal. The agreement was later allowed to expire with no further payments to Innapharma. Additionally an option agreement was signed with Boeringher Ingelhiem for an upfront payment of $1.5 million for which they received the option to license out the rest of the world excluding countries where Prodespfarma had rights. Boerngher Ingelhiem decline to extend the license when a second lump sum payment was to be due. Since the company had receive substantial revenue as a Contract Research Organization as well as fees for potential licensing agreements we do not qualify as a development stage enterprise as defined in SFAS 7

STOCK BASED COMPENSATION, PAGE F-9

20. We have reviewed your response to comment 43 of our letter dated July 7, 2006. Please revise your filing to specifically identify the transition method (for example, modified prospective application or modified retrospective application) you used to adopt SFAS 123R t o addition revise to provide the disclosures required by paragraphs 83 and 84 of SFAS 123R as applicable.

RESPONSE 20: We have amended the filing to describe the adoption of the modified retrospective method. All the options were granted for service rendered and vest immediately as defined by SFAS 123(R) paragraphs 83 and 84.

NOTE 6-STOCKHOLDERS EQUITY WARRANTS, PAGE F-16


21. We have reviewed your response to comment 47 of our letter dale July 7 2006. We note your table on page F-17, which shows total warrants outstanding of 10,130,399 in December 31, 2005. We are unable to recalculate this total based on the information you provided in your response. Please reconcile total warrants accounts based on previous agreements. Please tell us how you present issuance of these warrants on your Statements of Shareholder's Equity.

RESPONSE 21: Included is the roll forward of warrants through the past several years, See page 42. It details the progression of our options and warrants since the beginning of 2003. It takes into account the newly issued warrants during that time, both as part of investments and for services provided, as well as the warrants cancelled and reissued as part of the warrant conversion in 2004/2005, newly issued options, and options converted into warrants as part of the conversion in 2004/2005. It details how we arrived at the final amount of 10,130,399.



STEEL OPTIONS, PAGE F-I4

22 (24). We have reviewed your response to comment 47 of our letter dated July 1 2006. In your response, you indicate that you deleted the pro-forma figures, however, you did not delete the reference to such figures. Please revise to also delete the reference.

RESPONSE 22: As per your request the reference to the pro-forma figures have been removed.

         We believe that we have responded to all of your comments and hope to request an acceleration shortly. Thank you for your cooperation.


                                                           Very truly yours,

                                                   By: /s/ Arthur S. Marcus
                                                           ----------------
                                                           Arthur S. Marcus